Nicole C. Brookshire	Via EDGAR and Overnight Courier
+1 617 937 2357
nbrookshire@cooley.com
March 25, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeff Kauten
Jan Woo
Lisa Etheredge
Robert Littlepage

Re:	Similarweb Ltd.
Draft Registration Statement on Form F-1
Submitted February 18, 2021
CIK: 0001842731
Ladies and Gentlemen:
On behalf of Similarweb Ltd. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 18, 2021 with respect to the Company’s Draft Registration Statement on Form F-1, as confidentially submitted to the Staff on February 18, 2021. The Company is concurrently and confidentially submitting an amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Draft Registration Statement.
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.
Overview, page 1

1.    Please clarify the significance of the Fortune 500 companies in the technology, financial services, retail, household product and retail industries that you reference in the prospectus summary. For example, explain whether these companies are among your customers that have generated more than $100,000 in ARR as of December 31, 2020.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has referenced the selected Fortune 500 companies because they represent significant global enterprise customers from industries that frequently deploy the Company’s solutions. Of the 31 companies noted as being customers, the Company generated in excess of $100,000 ARR from 16 of them as of December 31, 2020.
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United States Securities and Exchange Commission March 25, 2021 Page 2

Risk Factors
A reduction or decline in participation..., page 19
2.    You state that you collect anonymized user data by accessing Google Analytics or other direct measurement metrics provided by website and app owners. To the extent material, please revise this risk factor to include a discussion of Google’s plans next year to stop using or investing in tracking technologies that uniquely identify web users as they move from site to site across the internet.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe Google’s announced plans next year to stop using or investing in tracking technologies that uniquely identify web users as they move from site to site across the internet will have a material impact on the Company as it does not utilize, and does not plan currently to utilize such information generated by the referenced tracking technologies.
We rely upon third-party providers..., page 27

3.    Please disclose the material terms of your agreement with Amazon Web Services, including the term and any termination provisions.
The Company respectfully acknowledges the Staff’s comment and notes the Company’s agreement with Amazon Web Services is Amazon’s standard agreement and has revised the disclosure on page 28 of the Amended Draft Registration Statement to reference the material terms under the Amazon Web Services agreement, including details regarding the termination provisions and the Company’s ongoing purchase commitments under the agreement.
Our financial results may fluctuate..., page 33
4.    Please disclose the average length of your sales cycle with your enterprise customers as compared to your small-to-medium sized businesses and briefly describe the uncertainties associated with sales to your enterprise customers.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 34 of the Amended Draft Registration Statement to include the average length of its sales cycles with its enterprise customers as compared to its small-to-medium sized business customers and to briefly describe the uncertainties associated with sales to its enterprise customers.
We have a credit facility..., page 36
5.    Please clarify whether the credit agreement is secured by substantially all of your assets.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 37, 90 and F-20 of the Amended Draft Registration Statement to note that the credit agreement is secured by substantially all of the Company’s assets.
Our amended and restated articles of association..., page 59
6.    We note that your forum selection provision identifies federal courts as the exclusive forum for claims brought pursuant to the Securities Act. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such a provision.
Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission March 25, 2021 Page 3

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 61 of the Amended Draft Registration Statement.
Provisions of Israeli law..., page 60
7.    Please briefly describe each of the provisions in your amended and restated articles of association that require the approval of greater than a majority of the total voting power to amend.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 62-63 of the Amended Draft Registration Statement.
Capitalization, page 69
8.    Please review this table for accuracy and revise as appropriate. For example, in the "actual" column, you disclose total shareholders' equity of $145 million as of December 31, 2020 rather than total shareholders' deficit of the same amount.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 70 of the Amended Draft Registration Statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 74
9.    You disclose on page 76 that you provide free access to basic services through your website and a popular browser extension. Please revise to clarify if you own the browser extension or it is the property of a third-party. If you have partnered with a third party to receive data via the browser extension, please tell us the name of the third party, supplementally describe how this partnership works (including the material contract terms) and quantify the extent to which the 20 million users of these free offerings accessed those services via the browser extension.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77 of the Amended Draft Registration Statement to clarify that it owns the browser extension.
COVID-19, page 76
10.    To the extent material, please revise to provide more specific disclosure of the impact of COVID-19 on your revenues and results of operations. Include a quantitative discussion of the expenses that you said were at "historical levels beginning in the third quarter of 2020."
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the impact of COVID-19 was not material to revenue and results of operations. Additionally,the Company has revised the disclosure on page 78-79 of the Amended Draft Registration Statement to provide additional quantitative disclosure regarding expenses returning to historical levels beginning in the third quarter of 2020.
Key Factors affecting our performance, page 77
11.    You state that the aggregate net dollar-based retention rate for all of your customers has been greater than 100% for the last seven quarters, and for customers generating over $100,000 in ARR your aggregate NRR has been greater than 110% over the same time period. Please
Cooley LLP 500 Boylston Street Boston, MA 02116-3736
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United States Securities and Exchange Commission March 25, 2021 Page 4

specify the net dollar-based retention rate for each quarter and discuss any material trends over that period.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 80 of the Amended Draft Registration Statement to provide the NRR numbers for the last eight quarters and advises the Staff that there were no material trends from period-to-period.
Revenue, page 82
12.    Please revise your discussion of revenue to quantify the increase in customers in the United States and Europe during the periods discussed. Please also revise to quantify, if possible, the impact of any changes in subscription rates charged to customers. Please refer to Item 303(a)(3)(iii) of Regulation S-K.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 84 of the Amended Draft Registration Statement to quantify the increase in customers in the United State and Europe. Further, the Company respectfully notes that it did not have a material change in subscription rates for its solutions in 2020.
Credit Facilities, page 88
13.    We note that your credit facility with Silicon Valley Bank includes minimum liquidity requirements both before and after consummation of your initial public offering. Please revise to clarify how liquidity is defined for purposes of these financial covenants. Please similarly revise your disclosures on page F-21.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 90 and F-20 of the Amended Draft Registration Statement to clarify how liquidity is defined under the credit facility.
Business
Data Collection, page 105

14.    So that we may better understand your business, please tell us more about your data acquisition process and revise your disclosures accordingly. For example, for each of the four data sources described on page 105, please tell us the extent to which you have contractual arrangements with these entities to share their data with you and describe the material terms of those arrangements. If you acquire a significant portion of your data from small number of suppliers, please revise to quantify and disclose those supplier concentrations.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 109-110 of the Amended Draft Registration Statement to further clarify the Company’s data sources and describe the material terms of those arrangements for its data sources. The Company does not acquire a significant portion of its data from a single data partner or group of data partners, and routinely enters into agreements with additional data partners.
Principal Shareholders, page 133
15.    Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Anglo-Peacock Nominees Limited and NNV Holdings B.V.
Cooley LLP 500 Boylston Street Boston, MA 02116-3736
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United States Securities and Exchange Commission March 25, 2021 Page 5

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 139 of the Amended Draft Registration Statement.
Consolidated Audited Financial Statements
8. Credit facility and loans, page F-20
16.    Please revise to disclose the limitations placed upon you by the Silicon Valley Bank credit facility. For example, your disclosures on page 88 reference limitations on indebtedness, mergers, sales of assets and dividends (among others).
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-20 of the Amended Draft Registration Statement.
General

17.    Please disclose the source of the following assertions in your prospectus:
• You provide a leading platform for digital intelligence (pages 1, 74 and 96); and
• You are recognized as the standard of measure in the digital world (pages 2 and 97).

The Company respectfully advises the Staff that management believes that the Company provides a leading platform for digital intelligence and has become a standard of measure in the digital world. The Company has revised the disclosure on pages 2 and 99 of the Amended Draft Registration Statement and has supplementally provided copies of the sources management used to form its belief with regard to providing a leading platform for digital intelligence.
18.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
The Company respectfully advises the Staff that the Company has supplementally provided and will continue to provide the Staff with copies of all such written communications.

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Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission March 25, 2021 Page 6

Please contact me at (617) 937-2357 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Or Offer, Similarweb Ltd.
Jason Schwartz, Similarweb Ltd.
David Kaplansky, Similarweb Ltd
Stephane Levy, Cooley LLP
David Boles, Cooley LLP
David Glatt, Meitar LLP
Marc Jaffe, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP
Chaim Friedland, Gornitzky & Co.
Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com